Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Notice convening the 74th Annual General Meeting

Mumbai, June 28, 2019: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we submit herein below the Notice convening the 74th Annual General Meeting of the Company scheduled to be held on July 30, 2019 at 3:00 p.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020. The Abridged Annual Report and Notice are also available on the Company's website at www.tatamotors.com.

This is for the information of the exchange and the members.

Notice (Pursuant to Section 101 of the Companies Act, 2013) Dear Member, NOTICE IS HEREBY GIVEN THAT THE SEVENTY FOURTH ANNUAL GENERAL MEETING OF TATA MOTORS LIMITED will be held on Tuesday, July 30, 2019 at 3:00 p.m. at Birla Matushri Sabhagar, 5. 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020 to transact the following business: ORDINARY BUSINESS 1. To receive, consider and adopt the Audited Standalone Financial Statement of the Company for the financial year ended March 31, 2019 together with the Reports of the Board of Directors and the Auditors thereon. 2. To receive, consider and adopt the Audited Consolidated Financial Statement of the Company for the financial year ended March 31, 2019 together with the Report of the Auditors thereon. 3. To appoint a Director in place of Mr N Chandrasekaran, (DIN:00121863) who, retires by rotation and being eligible, offers himself for re-appointment. SPECIAL BUSINESS 4. Appointment of Ms Vedika Bhandarkar (DIN:00033808) as a Director and as an Independent Director To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution: “RESOLVED that Ms Vedika Bhandarkar (DIN:00033808), who was appointed as an Additional Director of the Company with effect from June 26, 2019 by the Board of Directors and who holds office upto the date of this Annual General Meeting of the Company under Section 161(1) of the Companies Act, 2013 ('the Act') and Article 132 of the Articles of Association of the Company, but who is eligible for appointment and in 6. respect of whom the Company has received a notice in writing under Section 160(1) of the Act from a member proposing her candidature for the office of Director, be and is hereby appointed as a Director of the Company.” “RESOLVED FURTHER that pursuant to the provisions of Sections 149, 152 and other applicable provisions, if any, of the Act read with Schedule IV to the Act [including any statutory modification(s) or re-enactment(s) thereof for the time being in force] and the Companies (Appointment and Qualification of Directors) Rules, 2014, as amended from time to time, Regulation 17 and other applicable regulations of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('SEBI Listing Regulations') the appointment of Ms Vedika Bhandarkar (DIN:00033808), that meets the criteria for independence as provided in Section 7. 149(6) of the Act and Regulation 16(1)(b) of the SEBI Listing Regulations and who has submitted a declaration to that effect, and who is eligible for appointment as an Independent Director of the Company, for a term of five years commencing from June 26, 2019 up to June 25, 2024 and who would not be liable to retire by rotation, be and is hereby approved.” Commission to Non-Executive Directors To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution: “RESOLVED that pursuant to the provisions of Section 197 and any other applicable provisions of the Companies Act, 2013 ('the Act') [including any statutory modification(s) or reenactment( s) thereof for the time being in force] and Regulation 17(6) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time, consent of the Company be and is hereby accorded for payment of commission to the Non-Executive Directors, including Independent Directors, of the Company (i.e., Directors other than the Managing Director and/or Whole Time Directors) to be determined by the Board of Directors for each of such Non-Executive Director for each financial year and distributed between such Directors in such a manner as the Board of Directors may from time to time determine within the overall maximum limit of 1% (one percent) of the net profits of the Company for that financial year computed in accordance with the provisions of Section 198 of the Act or such other percentage as may be specified by the Act from time to time in this regard.” “RESOLVED FURTHER that the above remuneration shall be in addition to fees payable to the Director(s) for attending the meetings of the Board or Committees thereof or for any other purpose whatsoever as may be decided by the Board of Directors and reimbursement of expenses for participation in the Board and other meetings.” Appointment of Branch Auditors To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution: “RESOLVED that pursuant to the provisions of Section 143(8) and other applicable provisions, if any, of the Companies Act, 2013 ('the Act') [including any statutory modification(s) or re-enactment(s) thereof for the time being in force] and the Companies (Audit and Auditors) Rules, 2014, as amended from time to time, the Board of Directors be and is hereby authorised to appoint as Branch Auditor(s) of any Branch Office of the Company, whether existing or which may be opened/acquired hereafter, outside India, in consultation with the Company’s Auditors, any persons, qualified to act as Branch Auditors within the provisions of Section 143(8) of the Act and to fix their remuneration.” Ratification of Cost Auditor’s Remuneration To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution: CORPORATE OVERVIEW (01-03) STATUTORY REPORTS (04-10) FINANCIAL STATEMENTS (11-74) 75

74th Annual Report (Abridged) 2018-19 “RESOLVED that pursuant to the provisions of Section 148(3) and other applicable provisions, if any, of the Companies Act, 2013 [including any statutory modification(s) or reenactment( s) thereof for the time being in force] and the Companies (Audit and Auditors) Rules, 2014, as amended from time to time, the Company hereby ratifies the remuneration of `5,00,000/- (Rupees Five Lakhs Only) plus applicable taxes, travel and out-of-pocket expenses incurred in connection with the audit, as approved by the Board of Directors, payable to M/s Mani & Co., Cost Accountants (Firm Registration No. 000004) who are appointed as Cost Auditors to conduct the audit of the relevant cost records of the Company for the financial year ending March 31, 2020.” By Order of the Board of Directors Hoshang K Sethna Company Secretary Mumbai, June 26, 2019 FCS No: 3507 Registered Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001 Tel: +91 22 6665 8282 Email: inv_rel@tatamotors.com; Website: www.tatamotors.com CIN: L28920MH1945PLC004520 NOTES: 1. The relative Explanatory Statement pursuant to Section 102 of the Companies Act, 2013 ('the Act') in respect of the business under item nos. 4 to 7 set out above and the relevant details of the Directors seeking re-appointment/appointment at this Annual General Meeting ('AGM'/ 'the meeting') in respect of business under item nos. 3 and 4 as required under Regulations 26(4) and 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('SEBI Listing Regulations') and Secretarial Standard on General Meetings issued by The Institute of Company Secretaries of India ('Secretarial Standard') are annexed hereto. 2. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE AGM IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE ON HIS/HER BEHALF AND THE PROXY NEED NOT BE A MEMBER. The duly completed and signed instrument appointing proxy as per the format included in the Annual Report should be returned to the Registered Office of the Company not less than forty-eight (48) hours before the time for holding the AGM. Proxies submitted on behalf of limited companies, societies, partnership firms, etc. must be supported by appropriate resolution/authority, as applicable, issued by the member organization. A person can act as a proxy on behalf of members not exceeding fifty (50) and holding in the aggregate not more than 10% of the total share capital of the Company carrying voting rights. A member holding more than 10% of the total share capital of the Company carrying voting rights may appoint a single person as proxy and such person shall not act as a proxy for any other person or member. 3. Corporate members intending to send their authorised representatives to attend the AGM are requested to send to the Company, a certified copy of the Board Resolution authorising their representative to attend and vote on their behalf at the AGM. Members, Proxies and Authorized Representatives are requested to bring the duly completed Attendance Slip enclosed herewith to attend the AGM. 4. Only registered members (including the holders of ‘A’ Ordinary Shares) of the Company may attend and vote at the AGM. The holders of the American Depositary Receipts (the 'ADR') of the Company shall not be entitled to attend the said AGM. However, the ADR holders are entitled to give instructions for exercise of voting rights at the said meeting through the Depositary, to give or withhold such consent, to receive such notice or to otherwise take action to exercise their rights with respect to such underlying shares represented by each such ADR. A brief statement, as to the manner in which such voting instructions may be given, is being sent to the ADR holders by the Depositary. 5. In case of joint holders attending the AGM, only such a joint holder who is senior by the order in which the name stands in the register of members will be entitled to vote. 6. The Register of Directors and Key Managerial Personnel and their shareholding as maintained under Section 170 of the Act, the Register of Contracts or Arrangement in which the Directors are interested as maintained under Section 189 of the Act and relevant documents referred to in the Notice and the Explanatory Statement are open for inspection by the members at the Registered Office of the Company on all working days between Monday to Friday except public holidays, between 10:00 a.m. (IST) to 1:00 p.m. (IST) up to the date of the meeting and also at the venue during the meeting. The certificate from the Statutory Auditors of the Company, stating that the Company has implemented the Tata Motors Limited Employees Stock Option Scheme 2018 ('Scheme') in accordance with the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 and the special resolution passed by the members of the Company approving the Scheme on August 3, 2018, will be available for inspection at the meeting. 7. As per the provisions of Section 72 of the Act, the facility for making nomination is available for the members in respect of the shares held by them. Members who have not yet registered their nomination are requested to register the same by submitting Form No. SH-13. The said form can be downloaded from the Members’ Referencer available on the Company’s website under Investor resources. Members are requested to submit the said details to their Depository Participants in case the shares are held by them in electronic form and to the Company’s Registrar and Transfer Agent ('RTA') in case the shares are held by them in physical form.

8. Members holding shares in physical form, in identical order of names, in more than one folio are requested to send to the Company’s RTA, the details of such folios together with the share certificates for consolidating their holdings in one folio. A consolidated share certificate will be issued to such Members after making requisite changes. 9. Non-Resident Indian members are requested to inform the Company’s RTA immediately of: a) Change in their residential status on return to India for permanent settlement. b) Particulars of their bank account maintained in India with complete name, branch, account type, account number and address of the bank with pin code number, if not furnished earlier. 10. Members holding shares in dematerialised mode are requested to intimate all changes pertaining to their bank details/NECS/mandates, nominations, power of attorney, change of address/name, Permanent Account Number ('PAN') details, etc. to their Depository Participant only and not to the Company’s RTA. Changes intimated to the Depository Participant will then be automatically reflected in the Company’s records which will help the Company and its RTA provide efficient and better service to the members. In case of members holding shares in physical form, such information is required to be provided to the Company’s RTA. Members’ Referencer giving guidance on securities related matters is put on the Company’s website and can be accessed at link: https://www.tatamotors.com/investors/ 11. SECURITIES AND EXCHANGE BOARD OF INDIA ('SEBI') HAS MANDATED SUBMISSION OF PAN BY EVERY PARTICIPANT IN THE SECURITIES MARKET. MEMBERS HOLDING SHARES IN ELECTRONIC FORM ARE, THEREFORE, REQUESTED TO SUBMIT THEIR PAN DETAILS TO THEIR DEPOSITORY PARTICIPANTS. MEMBERS HOLDING SHARES IN PHYSICAL FORM ARE REQUESTED TO SUBMIT THEIR PAN DETAILS TO THE COMPANY’S RTA. 12. As per Regulation 40 of the SEBI Listing Regulations and various notifications issued by SEBI in this regard, transfer of securities would be carried out in dematerialised form only with effect from April 1, 2019, except in case of transmission or transposition of securities. However, members can continue to hold shares in physical form. Accordingly, members holding securities in physical form were separately communicated by the RTA vide three letters sent on September 29, 2018, November 3, 2018 and December 3, 2018 at their registered address. In view of the same and to eliminate all risks associated with physical shares and for ease of portfolio management, members holding shares in physical form are requested to consider converting their holdings to demateralised form. Members can contact the Company’s RTA for assistance in this regard. 13. Members are requested to note that, dividends if not encashed for a consecutive period of 7 years from the date of transfer to Unpaid Dividend Account of the Company, are liable to be transferred to the Investor Education and Protection Fund ('IEPF'). The shares in respect of such unclaimed dividends are also liable to be transferred to the demat account of the IEPF Authority. In view of this, members are requested to claim their dividends from the Company, within the stipulated timeline. The members, whose unclaimed dividends/shares have been transferred to IEPF, may claim the same by making an application to the IEPF Authority in Form No. IEPF-5 available on www.iepf.gov.in. 14. Members desiring any information as regards the Accounts are requested to write to the Company at an early date so as to enable the management to keep the information ready at the meeting. 15. To support the 'Green Initiative' announced by the Government of India, electronic copies of the Annual Report and this Notice inter alia indicating the process and manner of e-voting along with Attendance Slip and Proxy Form are being sent by e-mail to those members whose e-mail addresses have been made available to the Company / Depository Participants, unless the member has specifically requested for a hard copy of the same. In other cases, hard copy of the Abridged Annual Report is being sent to the members by the permitted mode. The members who are desirous of receiving the full Annual Report may write to the Company’s RTA for a copy of the same. MEMBERS WHO HAVE NOT REGISTERED THEIR E-MAIL ADDRESSES WITH COMPANY’S RTA /DEPOSITORIES ARE REQUESTED TO CONTRIBUTE TO THE GREEN INITIATIVE BY REGISTERING THEIR E-MAIL ADDRESS, FOR RECEIVING ALL FUTURE COMMUNICATIONS THROUGH E-MAIL. 16. Attendance Slip, Proxy Form and the Route Map showing directions to reach the venue of the AGM are annexed hereto. 17. Members may note that the Notice of AGM and Abridged & Full Annual Reports for FY2018-19 are available on the Company’s website viz. www.tatamotors.com and also on the website of NSDL https://www.evoting.nsdl.com. 18. VOTING BY MEMBERS: A. In compliance with the provisions of Section 108 of the Act, the Companies (Management and Administration) Rules, 2014, Regulation 44 of the SEBI Listing Regulations and the Secretarial Standard, the Company is pleased to provide members the facility to exercise their right to vote on resolutions proposed to be considered at the AGM by electronic means either by (a) remote e-voting (by using the electronic voting system provided by NSDL as explained at ‘para F’ herein below) or (b) Electronic Ballot at the AGM venue (as provided at ‘para G’ herein below). Resolution(s) passed by members through e-voting is/are deemed to have been passed as if they have been passed at the AGM. B. The voting rights of the Ordinary Shareholders shall be in the same proportion to the paid up ordinary share capital and in case of voting rights on the ‘A’ Ordinary Shares, CORPORATE OVERVIEW (01-03) STATUTORY REPORTS (04-10) FINANCIAL STATEMENTS (11-74) 77

74th Annual Report (Abridged) 2018-19 C. D. E. F. the holder shall be entitled to one vote for every ten ‘A’ Ordinary Shares held. A person, whose name is recorded in the Register of Members or in the Register of Beneficial Owners maintained by the depositories as on July 23, 2019 ('the cut-off date'), shall be entitled to vote in respect of the shares held, by availing the facility of remote e-voting / voting through electronic ballot at the meeting. Any person who is not a member as on the cut-off date should treat this Notice for information purposes only. The members can opt for only one mode of voting i.e. either by remote e-voting or voting through electronic ballot at the meeting. The members attending the meeting who have not already cast their vote by remote e-voting shall be able to exercise their right at the meeting through electronic ballot. The members who have cast their vote by remote e-voting are eligible to attend the meeting but shall not be entitled to cast their vote again. The Board of Directors has appointed Mr P N Parikh (Membership No. FCS 327) and failing him Mr Mitesh Dhabliwala (Membership No. FCS 8331) of M/s Parikh & Associates, Practicing Company Secretaries, as the Scrutinizer to scrutinize the remote e-voting and voting process at the venue, in a fair and transparent manner. INSTRUCTIONS FOR REMOTE E-VOTING: Any person, who acquires shares of the Company and becomes a member of the Company after dispatch of the Notice and holding shares as of the cut-off date, may obtain the login ID and password by sending a request at evoting@nsdl.co.in. The remote e-voting period starts on Saturday, July 27, 2019 (9.00 a.m. IST) and ends on Monday, July 29, 2019 (5.00 p.m. IST). Remote e-voting shall be disabled by NSDL at 5:00 p.m. on July 29, 2019 and members shall not be allowed to vote through remote e-voting thereafter. The procedure for e-voting consists of two steps as detailed hereunder: Step 1 : Log-in to NSDL e-voting system i. Visit the e-voting website of NSDL. Open web browser by typing the URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile. ii. Once the home page of e-voting system is launched, click on the icon 'Login' which is available under 'Shareholders' section. iv. v. Your User ID details will be as per details given below : a) For members who hold shares in demat account with NSDL: 8 Character DP ID followed by 8 Digit Client ID (For example if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******). b) For members who hold shares in demat account with CDSL: 16 Digit Beneficiary ID (For example if your Beneficiary ID is 12************** then your user ID is 12**************). c) For members holding shares in Physical Form: EVEN Number followed by Folio Number registered with the Company (For example, for members holding Ordinary Shares, if folio number is 001*** and EVEN is 110670 then user ID is 110670001***. For members holding ‘A’ Ordinary Shares, if folio number is 001*** and EVEN is 110671 then user ID is 110671001***). Your password details are given below: a) If you are already registered for e-voting, then you can use your existing password to login and cast your vote. b) If you are using NSDL e-voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the ‘initial password’ and the system will force you to change your password. c) How to retrieve your 'initial password'? (i) If your email ID is registered in your demat account or with the Company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'. (ii) If your email ID is not registered, your "initial password" is communicated to you on your postal address. iii. A new screen will open. You will have to enter your User ID, your Password and a Verification Code as shown on the screen. Alternatively, if you are registered for NSDL e-services i.e. IDeAS, you can log-in at https://eservices.nsdl. com/ with your existing IDeAS login. Once you log in to NSDL e-services after using your log in credentials, click on e-voting and you can proceed to step 2 i.e. Cast your vote electronically. vi. If you are unable to retrieve or have not received the 'initial password' or have forgotten your password: a) Click on 'Forgot User Details/Password?' option available on www.evoting.nsdl.com (If you are holding shares in your demat account with NSDL or CDSL). b) Click on 'Physical User Reset Password?' option available on www.evoting.nsdl.com (If you are holding shares in physical mode).

c) If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, your PAN, your name and your registered address. vii. After entering your password, tick on 'I hereby agree to all Terms and Conditions'. viii. Click on 'Login' button. ix. After you click on the 'Login' button, Home page of e-voting will open. Step 2 : Cast your vote electronically on NSDL e-voting system i. After successful login at Step 1, you will be able to see the Home page of e-voting. Click on e-voting. ii. Click on Active Voting Cycles. You will be able to see all the companies 'EVEN' in which you are holding shares and whose voting cycle is in active status. iii. Select 'EVEN' of the Company for casting your vote: a. EVEN for Ordinary Shares is 110670. b. EVEN for ‘A’ Ordinary Shares is 110671. iv. Now you are ready for e-voting as the Voting page opens. v. Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on 'Submit' and also 'Confirm' when prompted. vi. Upon confirmation, the message 'Vote cast successfully' will be displayed. vii. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page. viii. Once you confirm your vote on the resolution, you will not be allowed to modify your vote. General Guidelines for shareholders . Institutional shareholders (i.e. other than individuals, HUF, NRI, etc.) are required to send a scanned copy (PDF/JPG Format) of the relevant Board Resolution/ Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by email to tml.scrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in. . It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the 'Forgot User Details/Password?' or 'Physical User Reset Password?' option available on www.evoting. nsdl.com to reset the password. . In case of any queries, you may refer to the Frequently Asked Questions ('FAQs') for Shareholders and e-voting user manual for Shareholders available at the 'Downloads' section of www.evoting.nsdl.com or call on toll free no.: 1800-222-990 or send a request at evoting@nsdl.co.in. G. VOTING AT AGM: Members who are present at the AGM, but have not cast their votes by availing the remote e-voting facility, would be entitled to vote at the end of the discussion on the resolutions on which voting is to be held, by way of electronic ballot. 19. DECLARATION OF RESULTS ON THE RESOLUTIONS: . The Scrutinizer shall, immediately after the conclusion of voting at the AGM, count the votes cast at the meeting, thereafter unblock the votes cast through remote e-voting in the presence of at least two witnesses not in the employment of the Company and make, not later than 48 hours from conclusion of the meeting, a consolidated Scrutinizer’s report of the total votes cast in favour and against the resolution(s), invalid votes, if any, and whether the resolution(s) has/have been carried or not, to the Chairman or a person authorized by him in writing who shall countersign the same. . The result declared along with the Scrutinizer’s Report shall be placed on the Company’s website www.tatamotors.com and on the website of NSDL www.evoting.nsdl.com immediately after the result is declared. The Company shall simultaneously forward the results to BSE Limited and National Stock Exchange of India Ltd., where the securities of the Company are listed. The results shall also be displayed on the notice board at the Registered Office of the Company. . Subject to the receipt of requisite number of votes, the resolutions shall be deemed to be passed on the date of the meeting i.e. July 30, 2019. 20. ONE WAY WEBCAST FACILITY: The members are requested to note that, pursuant to Regulation 44(6) of the SEBI Listing Regulations, the Company is providing a one way live webcast facility of the proceedings of the AGM for the convenience of those members who are unable to attend the AGM due to locational constraints. The members will be able to view the proceedings on NSDL’s e-voting website www.evoting. nsdl.com. Members on the day of the AGM may login through their user ID and password on to the e-voting website. The link will be available in member login where the EVEN of Company will be displayed. On clicking this link, the member will be able to view the webcasting of the AGM proceedings. The webcast facility will be available on July 30, 2019 from 3:00 p.m. onwards till the conclusion of the meeting. CORPORATE OVERVIEW (01-03) STATUTORY REPORTS (04-10) FINANCIAL STATEMENTS (11-74) 79

Explanatory Statement The Explanatory Statement pursuant to Section 102 of the Companies Act, 2013 ('the Act'), given hereunder sets out all material facts relating to the special business mentioned at Item Nos. 4 to 7 of the accompanying Notice dated June 26, 2019. Item No. 4 Based on recommendation of Nomination and Remuneration Committee, the Board of Directors appointed Ms Vedika Bhandarkar (DIN:00033808) as Additional Director of the Company and also Independent Director, not liable to retire by rotation, for a term of five years i.e. from June 26, 2019 up to June 25, 2024 subject to approval of the Members. Pursuant to the provisions of Section 161(1) of the Act and Article 132 of the Articles of Association of the Company, Ms Bhandarkar shall hold office up to the date of this Annual General Meeting ('AGM') and is eligible to be appointed as a Director. The Company has, in terms of Section 160(1) of the Act, received in writing a notice from Member, proposing her candidature for the office of Director. The profile and specific areas of expertise of Ms Bhandarkar are provided as Annexure to this Notice. Ms Bhandarkar has given her declaration to the Board that she meets the criteria of independence as provided under Section 149(6) of the Act and Regulation 16(1)(b) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('SEBI Listing Regulations') and is eligible to be appointed as a Director in terms of Section 164 of the Act. She has also given her consent to act as a Director. In the opinion of the Board, Ms Bhandarkar is a person of integrity, possesses the relevant expertise / experience and fulfills the conditions specified in the Act and the SEBI Listing Regulations for appointment as an Independent Director and she is independent of the management. Given her experience and the Company’s adherence to policy on Board Diversity, the Board considers it desirable and in the interest of the Company to have Ms Bhandarkar on the Board of the Company and accordingly the Board recommends the appointment of Ms Bhandarkar as an Independent Director as proposed in the resolution set out at Item No. 4 for approval by the members. The terms and conditions of appointment of the Independent Director shall be open for inspection by the members at the Registered Office of the Company on all working days, between Monday to Friday except public holidays, between 10:00 a.m. (IST) to 1:00 p.m. (IST) up to the date of the meeting and also at the venue during the meeting. Except for Ms Bhandarkar and/or her relatives, no other Director, Key Managerial Personnel or their respective relatives are, in any way, concerned or interested, financially or otherwise, in the said resolution. 74th Annual Report (Abridged) 2018-19 Item No. 5 The members had, at the AGM held on August 21, 2013 approved, under the provisions of Section 309 and other applicable provisions of the Companies Act, 1956, payment of remuneration by way of commission to Non-Executive Directors of the Company, of a sum not exceeding 1% per annum of the net profits of the Company, calculated in accordance with the provisions of the Companies Act, 1956, for a period of five years commencing April 1, 2013. However, taking into consideration the financial performance and the profitability, no commission was paid to the Non-Executive Directors for financial years 2013-14 and onwards. With the enhanced Corporate Governance requirements under the Act and the SEBI Listing Regulations coupled with the size, complexity and global operations of the Tata Motors Group, the role and responsibilities of the Board, particularly Independent Directors has become more onerous, requiring greater time commitments, attention and a higher level of oversight. In view of the above, the NRC and the Board of Directors at their respective meetings held on May 20, 2019 recommended and approved payment of commission not exceeding 1% of the net profits of the Company for Financial Year 2018-19 and onwards, in terms of Section 197 of the Act, computed in accordance with the provisions of Section 198 of the Act or such other percentage as may be specified from time to time. Regulation 17(6) of the SEBI Listing Regulations authorises the Board of Directors to recommend all fees and compensation, if any, paid to Non-Executive Directors, including Independent Directors and the same would require approval of members in general meeting. This commission will be distributed amongst all or some of the Non-Executive Directors, taking into consideration parameters such as attendance at Board and Committee meetings, contribution at or other than at meetings, etc. in accordance with the directions given by the Board as prescribed under the Remuneration Policy of the Company. The above commission shall be in addition to fees payable to the Director(s) for attending meetings of the Board/Committees or for any other purpose whatsoever as may be decided by the Board and reimbursement of expenses for participation in the Board and other meetings. The Board recommends the Ordinary Resolution set out at Item No. 5 of the Notice for approval by the members. Accordingly, members’ approval is sought by way of an Ordinary Resolution for payment of commission to the Non-Executive Directors as set out in the said resolution. None of the Directors, Key Managerial Personnel or their respective relatives, are concerned or interested in the Resolution mentioned at Item No. 5 of the Notice, except the Independent Directors, to the extent of the commission that may be received by them, including for Financial Year 2018-19.

Item No. 6 In line with its global aspirations, the Company has undertaken / would undertake projects/establishments in and outside India for setting up manufacturing facilities, showrooms, service centers and offices, as branch offices of the Company. Whilst generally and to the extent possible, the Company would appoint its auditors for the said branch offices, in some cases/jurisdictions it may not be possible/practical to appoint them and the Company would be required to appoint an accountant or any other person duly qualified to act as an auditor of the accounts of the said branch offices in accordance with the laws of that country. To enable the Board to appoint Branch Auditors for the purpose of auditing the accounts of the Company’s Branch Offices outside India (whether now existing or as may be established), necessary authorisation of the members is being obtained in accordance with the provisions of Section 143 of the Act, in terms of the Resolution set out at Item No.6 of the Notice. The Board recommends the Ordinary Resolution set out at Item No. 6 of the Notice for approval by the members. None of the Directors, Key Managerial Personnel or their respective relatives are, in any way, concerned or interested, financially or otherwise, in the said resolution. Item No. 7 Pursuant to Section 148 of the Act read with the Companies (Cost Records and Audit) Rules, 2014, as amended from time to time, the Company is required to have the audit of its cost records for specified products conducted by a Cost Accountant. Based on the recommendation of the Audit Committee, the Board had on May 20, 2019, approved the appointment and remuneration of M/s Mani & Co., Cost Auditors (Firm Registration No. 000004) to conduct the audit of the Cost records maintained by the Company, pertaining to the relevant products prescribed under the Companies (Cost Records and Audit) Rules, 2014, for the financial year ending March 31, 2020 at a remuneration of `5,00,000/- (Rupees Five Lakhs Only). It may be noted that the records of the activities under Cost Audit is no longer prescribed for 'Motor Vehicles and certain parts and accessories thereof'. However, based on the recommendations of the Audit Committee, the Board has also approved the appointment of M/s Mani & Co. for submission of reports to the Company on cost records pertaining to these activities for a remuneration of `20,00,000/- (Rupees Twenty Lakhs Only) for the said financial year. In accordance with the provisions of Section 148 of the Act read with Rule 14 of the Companies (Audit and Auditors) Rules, 2014, as amended from time to time, ratification for the remuneration payable to the Cost Auditors to audit the cost records of the Company for the said financial year by way of an Ordinary Resolution is being sought from the members as set out at Item No. 7 of the Notice. M/s Mani & Co. have furnished a certificate dated April 30, 2019 regarding their eligibility for appointment as Cost Auditors of the Company. The Board recommends the Ordinary Resolution set out at Item No. 7 of the Notice for approval by the members. None of the Directors, Key Managerial Personnel or their respective relatives are, in any way, concerned or interested, financially or otherwise, in the said resolution. By Order of the Board of Directors Hoshang K Sethna Company Secretary Mumbai, June 26, 2019 FCS No: 3507 Registered Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001 Tel: +91 22 6665 8282 Email: inv_rel@tatamotors.com; Website: www.tatamotors.com CIN - L28920MH1945PLC004520 CORPORATE OVERVIEW (01-03) STATUTORY REPORTS (04-10) FINANCIAL STATEMENTS (11-74) 81

74th Annual Report (Abridged) 2018-19 ANNEXURE TO NOTICE Details of the Directors seeking appointment/re-appointment in the forthcoming Annual General Meeting [Pursuant to Regulations 26(4) and 36(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings] Mr N Chandrasekaran Chairman Mr N Chandrasekaran (DIN: 00121863) aged 56, was appointed as a Non-Executive Director and Chairman of the Company w.e.f. January 17, 2017. Educational Qualification Mr Chandrasekaran holds a Bachelor’s degree in Applied Science. He also holds a Master’s degree in Computer Applications from Regional Engineering College, Trichy, India. Experience (including expertise in specific functional areas) / Brief Resume Mr N Chandrasekaran is the Chairman of the Board of Tata Sons Private Limited, the holding company and promoter of more than 100 Tata operating companies with aggregate annual revenues of more than US $100 billion. He joined the Board of Tata Sons in October 2016 and was appointed Chairman in January 2017. Mr Chandrasekaran also chairs the Boards of several group operating companies, including Tata Steel, Tata Power, Tata Global Beverages, Limited, Indian Hotels Company Limited and Tata Consultancy Services (TCS) – of which he was Chief Executive Officer from 2009-17. His appointment as Chairman followed a 30-year business career at TCS, which he joined from university. Mr Chandrasekaran rose through the ranks at TCS to become CEO and Managing Director of the leading global IT solution and consulting firm. In addition to his professional career at Tata, Mr Chandrasekaran was also appointed as a Director on the Board of India’s central bank, the Reserve Bank of India, in 2016. He has been appointed on the International Advisory Council of Singapore’s Economic Development Board in 2018. He is the Chairman of Indian Institute of Management Lucknow as well as the President of the Court at Indian Institute of Science Bengaluru. He is the member of Bocconi's International Advisory Council and the Co-Chair India US CEO Forum. Mr Chandrasekaran has been awarded several honorary doctorates by leading universities in India and internationally, including an honorary Doctor of Letters from Macquarie University, Australia and Doctor of Letters from the Regional Engineering College, Trichy, Tamil Nadu, where he completed a Masters degree in Computer Applications before joining T CS in 1987. Particulars of experience, attributes or skills that qualify the candidate for Board Chairmanship Under the leadership of Mr Chandrasekaran, TCS became one of the largest private sector employer in India with the highest retention rate in a globally competitive industry. Under Mr Chandrasekaran’s leadership, TCS was rated as the world’s most powerful brand in IT services in 2015 and was recognised as a Global Top Employer by the Top Employers Institute across 24 countries. A technopreneur known for his ability to make big bets on new technology, Mr Chandrasekaran shaped TCS’s strong positioning in the emerging digital economy with a suite of innovative digital products and platforms for enterprises, some of which have since scaled into sizeable new businesses. Mr Chandrasekaran having been the CEO of TCS brings with him valuable experience in managing the issues faced by large and complex organisations. The Company and the Board will immensely benefit by leveraging his demonstrated leadership capability, general business acumen and knowledge of complex financial and operational issues faced by the Company. Mr Chandrasekaran also brings rich experience in various areas of business, technology, operations, societal and governance matters. Board Meeting Attendance and Remuneration During the year, Mr Chandrasekaran has attended all 7 Board Meetings and all 3 Nomination & Remuneration Committee Meetings and was paid sitting fees of `6 Lakhs during the year. Directorships held in other public companies and listed entities Chairman of Tata Consultancy Services Limited, Tata Steel Limited, The Indian Hotels Company Limited, The Tata Power Company Limited, Tata Global Beverages Limited and Jaguar Land Rover Automotive PLC. Memberships/ Chairmanships of Statutory Committees of other public companies and listed entities Chairman of Tata Consultancy Services Limited (Corporate Social Responsibility Committee). Member of Nomination & Remuneration Committees of Tata Consultancy Services Limited, Tata Steel Limited, Tata Global Beverages Limited, The Indian Hotels Company Limited, The Tata Power Company Limited and Remuneration Committee of Jaguar Land Rover Automotive PLC. Disclosure of Relationship inter-se between Directors, Manager and other Key Managerial Personnel There is no relationship inter-se between Mr Chandrasekaran, other members of the Board and Key Managerial Personnel of the Company. Shareholding in the Company Mr Chandrasekaran does not hold any shares of the Company either by self or on a beneficial basis for any other person.

Ms Vedika Bhandarkar Non-Executive, Independent Director Ms Vedika Bhandarkar (DIN:00033808) aged 51, was appointed as Additional Director and Non-Executive, Independent Director of the Company w.e.f. June 26, 2019. Educational Qualification Ms Bhandarkar is MBA from the Indian Institute of Management, Ahmedabad and B.Sc from the MS University, Udaipur. Experience (including expertise in specific functional areas) / Brief Resume Ms Bhandarkar brings more than 25 years of experience, building teams and businesses with Indian and international financial institutions. Since January 2016, Ms Bhandarkar has been engaged as a senior leader in India with Water.org a not-for-profit organization, overseeing the organization’s strategy, growth and water and sanitation program expansion in the country. In India, Water.org continues to scale WaterCredit through direct partnerships with financial and non- financial organizations, collaborating with enabling partners and engaging with the Government’s Swachh Bharat Mission. Working with implementing partners, Water.org has helped reach 1 crore people in the country with access to water and/or sanitation. Her earlier assignments include -Vice Chairman and Managing Director at Credit Suisse Securities (India) Private Limited (20102015), where she was reposed with the responsibility of overseeing all investment banking, structured finance and capital market business and overseeing the onshore private banking business. She was also part of the 7 member Credit Suisse Asia Investment Banking Department ('IBD') Operating Committee and the Global IBD Management Committee. From 1998-2010 Ms Bhandarkar served as the Managing Director & Head of Investment Banking at J. P. Morgan – India. She was on the Board of Directors for JP Morgan India Pvt. Ltd. and a member of the Location Management Committee. She began her career with ICICI Bank in 1989 where she worked at ISec - a joint venture between ICICI and JPMorgan across groups including project finance, M&A and capital markets and ICICI in leading, focusing on a select set of industries. Since early 2015, Ms Bhandarkar has dedicated her time to corporate boards and social enterprise, serving as independent director on several corporate boards, and as a volunteer, fundraiser and board member of the Jai Vakeel Foundation, an institution focused on children and adults with intellectual disability. She also serves as a part time member of the Banks Board Bureau. Particulars of experience, attributes or skills that qualify Ms Bhandarkar for Board membership: Ms Bhandarkar has extensive experience in variety of M&A (domestic consolidation, outbound and in-bound transactions with associated financing), equity capital market (IPO, QIP, OFS, IPP, GDR, ADR and CB transactions), private equity and debt capital market (bonds, structured financing and loans) transactions for private and public sector clients, across various industry verticals. Ms Bhandarkar’s leadership skills and business acumen are demonstrated by her success in managing large enterprises. Her rich and wide experience enables her to provide valued insights and perspectives on a broad range of business, social and governance issues that are relevant to large corporations. Directorships held in other public companies and listed entities Member of Tata Investment Corporation Limited, L& T Infotech Limited, TMF Holdings Limited, Tata Motors Finance Limited, Tata Motors Finance Solutions Limited, Northern Arc Capital Limited and Tata Sky Limited. Memberships/ Chairmanships of Statutory Committees of other public companies and listed entities Chairperson of Audit Committees of Tata Motors Finance Limited and Tata Sky Limited; Stakeholders’ Relationship Committees of Tata Motors Finance Limited, Tata Motors Finance Solutions Limited and L&T Infotech Limited; Corporate Social Responsibility Committees of Tata Motors Finance Limited, Tata Motors Finance Solutions Limited and Tata Sky Limited; Risk Management Committee of Tata Motors Finance Solutions Limited; and Asset Liability Committee of Tata Motors Finance Solutions Limited. Member of Audit Committees of TMF Holdings Limited, Tata Motors Finance Solutions Limited, L&T Infotech Limited and Northern Arc Capital Limited; Stakeholders’ Relationship Committee of Tata Investment Corporation Limited; Risk Management Committee of Tata Motors Finance Limited; Nomination and Remuneration Committees of Tata Motors Finance Solutions Limited, Tata Investment Corporation Limited and Tata Sky Limited; and Asset Liability Committee of Tata Investment Corporation Limited. Disclosure of Relationship inter-se between Directors, Manager and other Key Managerial Personnel There is no relationship inter-se between Ms Bhandarkar, other members of the Board and Key Managerial Personnel of the Company. Shareholding in the Company Ms Bhandarkar does not hold any shares of the Company either by self or on a beneficial basis for any other person. CORPORATE OVERVIEW (01-03) STATUTORY REPORTS (04-10) FINANCIAL STATEMENTS (11-74) 83

MAP TO THE AGM VENUE Birla Matushri AGM VENUE BIRLA MATUSHRI SABHAGAR 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020

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About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.